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SEC FILE NUMBER
8-45389

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CARNEGIE INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 WEST 55TH STREET
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

THOMAS FLAKSTAD	212-262-5800	THOMAS.FLASKSTAD@DCARNEGIE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

REGEN, BENZ & MACKENZIE CPA'S P.C.
(Name – if individual, state last, first, and middle name)

57 WEST 38TH STREET, 3RD FLOOR	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

09/15/2004	1152
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, THOMAS FLAKSTAD, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CARNEGIE INC., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer. 02-22-2024

Signature: [signature]

Title: President

[signature]

Notary Public

SALWA ANAAM
Notary Public - State of New York
NO. 01AN0016468
Qualified in New York County
My Commission Expires Nov 16, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CARNEGIE, INC.

**(a wholly owned subsidiary
of Carnegie Investment Bank AB)**

**FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION**

FOR THE YEAR ENDED DECEMBER 31, 2023

RegenBenzMacKenzie

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Carnegie, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Carnegie, Inc. (a wholly owned subsidiary of Carnegie Investment Bank AB), (a Delaware corporation) as of December 31, 2023, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Carnegie, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Carnegie, Inc.'s management. Our responsibility is to express an opinion on Carnegie, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Carnegie, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedules I, II, III, IV, V, VI and VII has been subjected to audit procedures performed in conjunction with the audit of Carnegie, Inc.'s financial statements. The supplemental information is the responsibility of Carnegie, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III, IV, V, VI and VII is fairly stated, in all material respects, in relation to the financial statements as a whole.

Regen, Benz & MacKenzie, CPA's P.C.

Regen, Benz & MacKenzie, CPA's PC

We have served as Carnegie, Inc.'s auditor since 1993.

New York, New York

February 22, 2024

NEW YORK CITY ■ 57 WEST 38TH STREET, THIRD FLOOR NEW YORK, NEW YORK 10018 ■ PHONE 212.661.2720 ■ FAX 212.681.6140
LONG ISLAND ■ P.O. BOX 500 ■ 240 BECKWITH AVENUE, SOUTHOLD, NEW YORK 11971 ■ PHONE 631.765.1118 ■ FAX 631.765.1755

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Current Assets	
Cash	$ 7,548,822
Cash Segregated in Compliance with Federal and Other Regulations	500,000
Commissions Receivable	511,556
Prepaid Income Taxes	274,934
Prepaid Expenses	96,394
Other Receivables	22,132
Total Current Assets	8,953,838
Fixed Assets	
Furniture, Equipment and Leasehold Improvements at Cost, Less Accumulated Depreciation of $1,086,689	65,709
Other Assets	
Right of Use Asset	748,961
Deferred Income Tax Benefit	2,152,398
Total Other Assets	2,901,359
TOTAL ASSETS	$ 11,920,906

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts Payable and Accrued Expenses	$ 1,217,781
Current Portion of Lease Liability	415,128
Total Current Liabilities	1,632,909
Long-Term Liability	
Long Term Portion of Lease Liability	420,724
Total Liabilities	2,053,633
Stockholder's Equity	
Common Stock - $0.01 Par Value:	
100 Shares Authorized Issued and Outstanding	1
Paid-in-Capital	5,999,999
Retained Earnings	3,867,273
Total Stockholder's Equity	9,867,273
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 11,920,906

The accompanying notes are an integral part of these financials statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenue	
Commission Income	$ 6,481,804
Fee Income	2,317,516
Foreign Exchange Gain	51,400
Total Revenue	8,850,720
Expenses	
Settlement Costs	2,627,534
Salaries	3,841,847
Office Rent and Utilities	435,871
Commercial Rent Tax	11,817
Payroll Taxes	157,793
Employee Benefits	663,514
Insurance	66,459
Research	245,450
Depreciation	30,324
Repair and Maintenance	8,019
Telephone and Communication	799,547
Machine Rental and Maintenance	13,696
Professional and Legal Fees	1,264,046
Travel and Entertainment	423,840
Regulatory Fees	23,623
Dues and Subscriptions	22,933
Charitable Contributions	250
Miscellaneous	6,846
Payroll Service Charge	8,209
Seminars	2,239
Total Expenses	10,653,857
Loss before Provision for Income Taxes	(1,803,137)
Provision for Income Taxes	(38,566)
Income Tax Benefit	668,659
Net Loss	$ (1,173,044)

The accompanying notes are an integral part of these financials statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Capital Stock	Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2023	$ 1	$ 5,999,999	$ 5,040,317	$11,040,317
Net Loss	-	-	(1,173,044)	(1,173,044)
Balance, December 31, 2023	$ 1	$ 5,999,999	$ 3,867,273	$ 9,867,273

The accompanying notes are an integral part of these financials statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

Cash Flows From Operating Activities	
Net Loss	$ (1,173,044)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:	
Depreciation	30,324
Decrease in Commissions Receivable	51,457
Decrease in Prepaid Income Taxes	38,566
Decrease in Prepaid Expenses	76,001
Increase in Deferred Income Tax Benefit	(668,659)
Decrease in Right of Use Asset	374,496
Increase in Other Receivables	(2,662)
Decrease in Accounts Payable and Accrued Expenses	(646,628)
Decrease in Lease Liability	(405,993)
Net Cash Used in Operating Activities	(2,326,142)
Net Decrease in Cash and Restricted Cash	(2,326,142)
Cash and Restricted Cash - Beginning of Year	10,374,964
Cash and Restricted Cash - End of Year	$ 8,048,822
Supplemental Disclosures of Cash Flow Information:	
Cash Paid During The Period For:	
Taxes	$ -
Interest	$ -

The accompanying notes are an integral part of these financials statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

NOTE 1 - ORGANIZATION

Carnegie, Inc. ("Carnegie") a United States of America Corporation, was incorporated in Delaware on September 19, 1986. Carnegie is a wholly owned subsidiary of Carnegie Investment Bank AB, a Swedish Corporation which is owned by Carnegie Holding AB, a Swedish corporation.

Substantially all securities transactions represent the sale of foreign securities (a minor portion, less than 2% represents domestic securities). All foreign securities commission income is generated through related companies and the settlement costs of foreign securities transactions are through related companies.

Carnegie does not maintain any customer accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. Carnegie is therefore exempt from Rule 15c3-3 in accordance with Section (k)(2)(i) thereof.

Since Carnegie does not settle their trades through a United States broker, it is required to record the liability for the failed trades if any.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

Carnegie uses the accrual method of accounting for financial statements and for income tax purposes. Carnegie accounts for all revenue from securities transactions and expenses related to such transactions on a trade date basis.

Fixed Assets

Furniture and equipment are stated at cost and are being depreciated on the straight-line basis using estimated useful lives from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step method to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur as the performance obligation is satisfied at a point in time at the amount reasonable to be received.

Fee Income

Fee income arises from securities offerings in which Carnegie acts as an agent. Fees are recorded at the time the underwriting is completed and performance obligation is satisfied at the amount reasonable to be received.

Tax Uncertainties

Carnegie accounts for income taxes in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate principally to depreciation and amortization of property and equipment. Deferred tax assets and liabilities represent the future tax consequence for those differences which will either be deductible or taxable when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Carnegie adopted the provisions of FASB ASC 740-10-25, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions.

Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes (see Note 8). Interest and penalties associated with tax positions are recognized in the statement of income if material.

Foreign Currency Translation

Amounts recorded in foreign currencies are translated into U.S. dollars as follows:

(a) Monetary assets and monetary liabilities, at the rate of exchange in effect as of the balance sheet date;

(b) Non-monetary assets and non-monetary liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and,

(c) Revenues and expenses, at the rate of exchange at the trade date.

Use of Estimates

Carnegie uses estimates and assumptions in preparing financial statements in accordance with U.S. Generally Accepted Accounting Principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used. The nature of the Company's operations is such that variances from estimates of financial statements amounts are not likely to be significant.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Compensated Absences

Compensated absences for sick pay and personal time have not been accrued since the Company's policy is to recognize the cost of compensated absences when actually paid to employees.

Lease accounting

In February 2016, the FASB issued ASC 842, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. The company adopted the new standard on January 1, 2019 using the modified retrospective method described within ASC 842.

The adoption did not have a material effect on the Company's beginning retained earnings but did have a material impact on the way leases are recorded, presented and disclosed on the Company's financial statements.

The new standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease is classified as a finance lease if it meets one of five classification criteria, four of which are generally consistent with current lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing the Company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset equals the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. Leases classified as a finance lease will be accounted for using the effective interest method. The lessee will amortize the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate).

NOTE 3 – CASH AND RESTRICTED CASH

Only $250,000 of cash held at TD Bank is FDIC insured, $7,799,220 was not FDIC insured at December 31, 2023. For the statement of cash flows, Carnegie includes cash on deposit, cash on hand, money market and certificates of deposits with original maturities less than three months (if any) as cash equivalents.

Restricted cash included in cash segregated in compliance with federal and other regulations on the statement of financial condition represents cash segregated or set aside to satisfy requirements under both the Commodity Exchange Act and Rule 15c3-3 of the SEC. This cash is held within a special reserve bank account for the benefit of customers.

NOTE 4 - COMMISSIONS RECEIVABLE

Commissions receivable represents the net amount that arises in the normal course of business. Receivables are generally considered past due after 30 days and do not accrue interest. There was no receivable that was past due.

Management determines the allowance for doubtful accounts based upon prior experience and its assessment of the collectability of specific accounts. At December 31, 2023, commissions receivable was considered fully collectible by management. No allowance for doubtful accounts has been provided.

The amount of $511,556 includes $511,556 due from related companies net of settlement costs are as follows:

Carnegie Investment Bank AB	$ 441,701
Carnegie Helsinki	39,143
Carnegie London	5,816
Carnegie Oslo	24,896
	$ 511,556

The beginning balance of commissions receivable was $ 563,013.

NOTE 5 - FIXED ASSETS

Furniture, equipment and leasehold improvements at cost, less accumulated depreciation. When properties are retired or otherwise disposed of, the asset and accumulated depreciation accounts are adjusted accordingly. Any resulting profit or loss is reflected in income in the period incurred.

The following is a summary of the furniture, equipment and leasehold improvements, and the related accumulated depreciation as of December 31, 2023:

Cost	Beginning	Additions	Deletions	Ending
Furniture and Equipment	$ 997,329	$ ---	$ ---	$ 997,329
Leasehold Improvements	155,069	-------	---	155,069
	$1,152,398	$ ------	$ ---	$ 1,152,398

Accumulated Depreciation	Beginning	Additions	Deletions	Ending
Furniture and Equipment	$ 937,332	$ 15,786	$ ---	$ 953,118
Leasehold Improvements	119,033	14,538	---	133,571
	$ 1,056,365	$ 30,324	$ ---	$ 1,086,689

NOTE 6 - EMPLOYEE BENEFITS

Carnegie established a profit-sharing pension plan in 1994. All employees who have been employed with the company for three months are covered by the plan. Carnegie's contributions to the plan are at the discretion of the Board of Directors. Contributions may vary from 0-15 percent of an employee's base salary and are determined on a yearly basis; however, the maximum contribution for any individual may not exceed $25,000. Funds contributed to the pension plan are set aside in a separate account for each participant and are self-directed by the participant.

For the year ended December 31, 2023, contributions to the plan charged to operations were $206,448 and are included in employee benefits. Additionally, Carnegie pays for the cost of all of its employee's health insurance premiums.

NOTE 7 - COMMITMENTS

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancelable operating lease for its office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our lease are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases.

The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The Company adopted the standard on January 1, 2019.

Carnegie occupies leased office space in New York City. The current lease will expire on December 31, 2025. Rent expense for the year totaled $397,192.

Amounts reported in the balance sheet as of December 31, 2023 were as follows:

Right of Use Asset	$748,961
Lease Liability	$835,852

NOTE 7 - COMMITMENTS (CONTINUED)

The following is a schedule detailing future minimum office space operating lease payments:

2024	$ 415,128
2025	420,724
Total	$ 835,852

NOTE 8 - INCOME TAXES

The major components of income tax expense for the year ended December 31, 2023, are as follows:

Current Income Tax	$ 32,000
Deferred Income Tax	--
Adjustments in Respect of Income Tax of Prior Years	6,566
Income Tax Expense Reported on Financial Statements	$ 38,566

Deferred income tax at December 31, 2023 relates to the following:

Accelerated Depreciation for Tax Purposes	$ 24,114
Charitable Contributions Carry Forward	256
Deferred Compensation	61,763
Deferred Rent	29,608
Federal, State and Local Net Operating Losses	2,036,657
Deferred Income Tax Reported on Financial Statements	$2,152,398

The following temporary differences gave rise to the deferred tax; reduction of rent expense attributable to rent abatement is not taxable since it was not received; the excess of book depreciation over tax depreciation; and deferred compensation which is not deductible for tax purposes until paid.

Prepaid income taxes represent an overpayment of State and Local income tax that will be applied to the 2024 tax liability. The overpayment is attributable to amounts credited from prior years and applied to the year 2024 estimated taxes.

NOTE 8 - INCOME TAXES (CONTINUED)

Carnegie incurred net operating losses (NOL) in years 2009, 2010, 2012, 2015, 2016, 2017, 2018, 2022 and 2023. Federal NOL for years prior to 2022 were fully utilized, the federal NOL can be carried forward indefinitely but limited to offset 80% of taxable income. New York State and New York City only allow a carryback of $10,000 and the balance may be carried forward for 20 years. Following are Federal, New York State and New York City NOLs and the year they expire:

	Amount	Year of Loss	Expiration
Federal	$2,801,388	2022	No Expiration
	2,359,096	2023	
New York State	$1,132,013	2012	2032
	2,759,439	2022	2042
	2,324,902	2023	2043
New York City	$1,117,441	2012	2032
	2,752,143	2022	2042
	2,319,221	2023	2043

The Federal, New York State and New York City income tax returns of the Company for 2020 through 2023 are subject to examination by the taxing authorities for three years after they were filed.

NOTE 9 - RELATED PARTY DISCLOSURES

The following table provides the total amount of transactions, which have been entered into with related parties for the relevant financial year.

	Commission and Fee Income	Trading Gain(Loss)	Currency Gain(Loss)	Settlement Fees Paid
Carnegie Investment Bank AB	$ 4,639,927	$ (24,868)	$ 74,679	$ 1,583,249
Carnegie Bank A/S	1,911,019	-	(21,348)	348,492
Carnegie ASA	1,136,411	-	(1,931)	695,793
	$ 7,687,357	$ (24,868)	$ 51,400	$ 2,627,534

Accounts Payable at December 31, 2023 includes $101,237 payable to Carnegie Investment Bank AB.

Carnegie, Inc. reimbursed its parent for certain expenses totaling $1,864,452. These expenses relate to items which were paid by the parent and were allocated to the group. The expenses were as follows:

Consulting Services	$1,033,751
Professional Fees	77,948
Exchange Expense	405,632
Fix Order Routing	136,528
IT Expenses	15,875
Software Licensing	141,328
Reuter Expense	53,116
Telephone	274
Total	$ 1,864,452

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price to sell an asset or transfer a liability between market participants as of the measurement date. Fair value measurements assume the asset or liability is exchanged in an orderly manner; the exchange is in the principal market for that asset or liability (or in the most advantageous market when no principal market exists); and that the market participants are independent, knowledgeable, able and willing to transact an exchange. The new provisions also clarify that the reporting entity's nonperformance risk (credit risk) should be considered in valuing liabilities.

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

FASB ASC 820 establishes a framework for measuring fair value by creating a hierarchy of observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Considerable judgment is required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented in the financial statements are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value.

Carnegie has a number of financial instruments, including cash, of which, none of the financial instruments are held for trading purposes.

NOTE 11 - SUBSEQUENT EVENTS

The Company's management has performed subsequent events procedures through February 22, 2024, which is the date the financial statements were available to be issued, there were no subsequent events requiring adjustment to the financial statements or disclosures as stated herein.

NOTE 12 - NET CAPITAL REQUIREMENTS

Carnegie is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that Carnegie maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregated debit balances arising from customer transactions, as defined (The net capital rule of the applicable exchange also provides that equity capital may not be withdrawn, or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits). At December 31, 2023, Carnegie had net capital of $6,744,120 which was $ 6,494,120 in excess of its required net capital.

NOTE 13 - CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

Concentration of Credit Risk

The credit risk for commissions receivable is concentrated because 86 % of the balances is from one related party at December 31, 2023 (see Note 4). However, commissions receivable is collected within a short period of time, accordingly, commissions receivable is reported at the amount of the receivable outstanding.

Revenue Concentration

Revenue for the year ended December 31, 2023 includes revenue from three related parties, (see Note 9) which accounted for approximately 87% of the total revenues.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2023

SCHEDULE I
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2023

NET CAPITAL		
Total Stockholder's Equity Qualified for Net Capital	$	9,867,273
Deductions and/or Charges		
Non-allowable Assets:		
Petty Cash		30
Commissions Receivable		511,556
Other Receivables		22,132
Prepaid Income Taxes		274,934
Prepaid Expenses		96,394
Furniture, Equipment and Leasehold Improvements		65,709
Other Assets		2,152,398
Total Deductions and/or Charges		3,123,153
Net Capital before Haircuts on Securities Positions (Tentative Net Capital)		6,744,120
Haircuts on Investment Securities		-
Net Capital	$	6,744,120
Aggregate Indebtedness		
Items Included in Statement of Financial Condition:		
Accounts Payable and Accrued Expenses	$	1,217,781
Total Aggregate Indebtedness	$	1,217,781
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT		
2 percent of aggregate debit items (or $250,000, if greater) as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of the date of the net capital computation		
Capital Requirement of Broker, Dealer Electing Alternative Method	$	250,000
Total Net Capital Requirement	$	250,000
Excess Net Capital	$	6,494,120
Net Capital in excess of the greater of: 5 percent of aggregate debit items or 120% of minimum net capital requirement	$	6,444,120

SCHEDULE I (CONTINUED)
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2023

RECONCILIATION WITH CARNEGIE, INC. COMPUTATION

Net Capital, as reported in Company's Part II Focus Report	$ 6,744,120
Net Capital per above	$ 6,744,120

SCHEDULE II

CARNEGIE, INC.

(a wholly owned subsidiary of Carnegie Investment Bank AB)

COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT RESERVE OF BROKERS AND DEALERS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2023

Credit Balance:	
• Free credit balances and other credit balances in customers' security accounts.	$ 0
• Monies borrowed collateralized by securities carried for the account of customers.	0
• Monies payable against customers' securities loaned.	0
• Customers' securities failed to receive.	0
• Credit balances in firm accounts which are attributable to principal sales to customers.	0
• Market value of stock dividends, stock splits and similar distributions receivable oustanding over 30 calendar days.	0
• Market value of short security count differences over 30 calendar days old.	0
• Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days.	0
• Market value of securities which are in transfer in excess of 40 calendar days and have not been confimed to be in transfer agent or the issuer during the 40 days.	0
Debit Balance:	
• Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection.	0
• Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	0
• Failed to deliver of customers' securities not older than 30 calendar days.	0
• Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts.	0
• Margin required and on deposit with a clearing agency registered with the Commission under section 17A of the Act (15 U.S.C. 78q-1) or a derivatives clearing organization registered with the Commodity Futures Trading Commission under section 5b of the Commodity Exchange Act (7 U.S.C. 7a-1) related to the following types of positions written, purchased or sold in customer accounts: (1) security future products and (2) future contracts (and options thereon) carried in a securities account pursuant to an SRO portfolio margining rule.	0
	0
Total Credits	0
Total Debits	0
• Excess of total credits over total debits.	$ 0

SCHEDULE III

CARNEGIE, INC.

(a wholly owned subsidiary of Carnegie Investment Bank AB)

COMPUTATION FOR DETERMINATION OF PAB ACCOUNT RESERVE OF BROKERS AND DEALERS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2023

There are no material differences between the preceding computation and Carnegie's corresponding unaudited Part II of Form X- 17A-5 as of December 31, 2023.

SCHEDULE IV
CARNEGIE, INC.
(a wholly subsidiary of Carnegie Investment Bank AB)
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2023

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3).	$ 0
A.	Number of items	0
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ 0
A.	Number of items	0

SCHEDULE V
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' TRADING ON U.S. COMMODITY EXCHANGES
AS OF DECEMBER 31, 2023

As Carnegie, Inc. is not registered as a futures commission's merchant, this schedule is not applicable.

SCHEDULE VI

CARNEGIE, INC.

(a wholly owned subsidiary of Carnegie Investment Bank AB)

SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT

AS OF DECEMBER 31, 2023

As Carnegie, Inc. is not registered as a futures commission merchant, this schedule is not applicable.

SCHEDULE VII
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CLEARED SWAPS CUSTOMER SEGREGATION REQUIREMENTS
AND FUNDS IN CLEARED SWAPS CUSTOMER ACCOUNTS UNDER
4D(f) OF THE COMMODITY EXCHANGE ACT
AS OF DECEMBER 31, 2023

As Carnegie, Inc. is not registered as a futures commission merchant, this schedule is not applicable.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

ON CARNEGIE, INC.'S EXEMPTION REPORT

FOR THE PERIOD OF

JANUARY 1, 2023 TO DECEMBER 31, 2023

RegenBenzMacKenzie

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Carnegie, Inc.

We have reviewed management's statements, included in the accompanying Carnegie, Inc. Exemption Report, in which (1) Carnegie, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Carnegie, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Carnegie, Inc. stated that Carnegie, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Carnegie, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Carnegie Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Regen, Benz & MacKenzie, CPA's P.C.

Regen, Benz & MacKenzie, CPA's PC

New York, New York
February 22, 2024

NEW YORK CITY ■ 57 WEST 38TH STREET, THIRD FLOOR NEW YORK, NEW YORK 10018 ■ PHONE 212.661.2720 ■ FAX 212.681.6140
LONG ISLAND ■ P.O. BOX 500 ■ 240 BECKWITH AVENUE, SOUTHOLD, NEW YORK 11971 ■ PHONE 631.765.1118 ■ FAX 631.765.1755

Carnegie Inc.'s Exemption Report

Carnegie Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Carnegie Inc.

I, Thomas Flakstad, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

Date 2/22/24